September 16, 2020

VIA EDGAR TRANSMISSION

Katherine Bagley

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FINTECH ACQUISITION CORP III PARENT CORP.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 4, 2020

File No. 333-240410

Dear Ms. Bagley:

On behalf of FinTech Acquisition Corp. III Parent Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 14, 2020 relating to Amendment No. 1 to Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on September 4, 2020. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-4, filed September 4, 2020

Risk Factors

Risks Relating to Paya’s Business

“We rely on bank sponsors . . .”, page 30

1.	We note your response to comment 4, including the following:

“Although the Company does not believe that Paya is substantially dependent on any of these contracts, it does feel it is appropriate to highlight the discretion available to the bank sponsors in these contracts and the possibility that the termination of a sponsorship could have an adverse impact on the Company’s business due to the need to transition services to an alternative provider. If any of these contracts were terminated, the Company believes it would be able to enter into alternative arrangements, although the Company may not be able to procure terms of an equal or more advantageous nature. Additionally, each of these contracts have wind down and de-conversion periods, which the Company believes would allow sufficient time for the Company to replace any of the aforementioned sponsors during such de-conversion periods. The Company is unable to predict with any certainty which terms might change in such alternative arrangements.”

To provide investors with context regarding the importance of these agreements to Paya, please amend your disclosure to include the substance of your response, quoted above.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 30 of the Draft Amendment to add the substance of the above language to the applicable risk factor.

Proposal No. 1 — The Business Combination Proposal

Background of the Merger , page 77

2.	We note your response to comment 9 and your amended disclosure throughout this section; however, your amended disclosure is not completely responsive to our comment. Please amend your disclosure to discuss the negotiations surrounding the percentages held in the combined company by each party, including the Company, Seller, and Blocker Seller.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80 and 82 of the Draft Amendment in response to the Staff’s comment. The Company advises the staff that because Blocker Seller will ultimately hold its equity interest through Seller, the parties did not consider the percentage of Blocker Seller separately from Seller’s holdings for the purposes of negotiations.

Proposal No. 2 — The Charter Proposals

Vote Required for Approval, page 102

3.	We note your response to comment 16, and your amended disclosure on pages 100 and 102 of your filing. However, your response and amended disclosure are not completely responsive to our comment. Please consider unbundling the proposals into separate proposals so as to allow shareholders to vote separately on material matters, or tell us why you do not believe you are required to do so. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the Draft Amendment to unbundle the charter Proposals into seven discrete proposals beginning on page 100 to allow shareholders to vote separately on material matters relating to the proposed charter.

Information About Paya

Company Overview, page 134

4.	We note your response to comment 19 that you “revised the disclosure on page 134 of the Draft Amendment to disclose the Company’s basis for concluding that Paya is a leading platform,” but we were unable to find this revised disclosure. Please disclose the measure by which you determined that Paya is a “leading platform.” For example, disclose whether Paya leads its competitors by market share, transaction volume, etc.

In response to the Staff’s comment, the Company has added a new subsection on page 141 of the Draft Amendment entitled “Information About Paya—Industry Overview—Market Data.” This new subsection sets forth the Company’s basis for concluding that Paya is a leading independent integrated payments and commerce platform. The Company has added a conspicuous cross reference to the “Market Data” subsection on page 137 immediately following the sentence in which the “leading platform” statement is made.

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If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. III Parent Corp.

cc:	Derick Kauffman

Ledgewood, PC

Lilyanna Peyser

U.S. Securities and Exchange Commission